U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                   FORM  12b-25

                           NOTIFICATION  OF  LATE  FILING

[  ]  Form  10-KSB   [  ]  Form  11-K   [X]  Form  10-Q   [  ]  Form  N-SAR

                       For  Period  Ended:  June  30,  2001

[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part  I  -  Registrant  Information

Full  Name  of  Registrant:                UNITED  TRADING.COM
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         Former  Name  if  Applicable:
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                             19762  MacArthur  Blvd.,  Suite  300

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            Address  of  Principal  Executive  Office  (Street  and  Number)

                            Irvine,  CA  92612
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                            City,  State  and  Zip  Code

Part  II  -  Rules  12b-25(b)  and  (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The  accountant's  statement  or  other  exhibit  required  by  Rule
12b-25(c)  has  been  attached  if  applicable.

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Part  III  -  Narrative

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State below in reasonable detail the reasons why the Form 1O-KSB, 20-F, 11-K, 10-Q, N- SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

A significant change in the Registrants' business is being implemented. Such changes have resulted in significant financial accounting issues and the registrants accountants have not completed their review of the financial statements.


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Part  IV  -  Other  Information

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         (1) Name and telephone number of person to contact in regard to this notification:

          James  L.  Hancock                         (949)  553-9660
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         (Name)                                 (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X]  Yes                         [  ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X]  Yes                         [  ]  No


         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        United  Trading.Com
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                  (Name  of  Registrant  as  specified  in  charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                               UNITED  TRADING.COM

Date:  August  13,  2001                          By:  /s/  James  L.  Hancock
                                                  ------------------------------
                                                       James  L.  Hancock
                                               Its:    President



Part  IV,  question  3

In May, 2001 the Registrant's chief software programmer terminated his association with the Registrant. The Registrant in attempting to maintain the software programs retained outside consultants to continue the maintenance and upgrades to the software programs. Following extensive review, the Registrant determined that the cost of maintaining the software was greater than they were willing to expend. Due to this fact the Registrant has renegotiated the license agreement for use of the Registrant's proprietary software whereby Recantoazal, the Licensee, will be solely responsible for all future maintenance and upgrades to the software in exchange for the Registrant receiving a royalty interest in any future use of the software by the Licensee. Since, under the newly negotiated License Agreement, the Registrant will have no further input into the control or use of the software, and is unable to determine the future economic value of the License Agreement, the Registrant has written off to expense all past expenditures for the development of the software (approximately $538,000). Also, under the newly negotiated License Agreement, the previous License Agreements were cancelled resulting in the write-off of Receivables from Recantoazal in the amount of $196,000.

Due to Malt Limited's inability to maintain its Internet connections, and to the Registrant's inability to provide future use of the Licensed software, the License Agreements with Malt Limited for both the Casino and Sports Book software were cancelled by the Registrant resulting in the write-off of receivables of approximately $210,000.

Accordingly, the Registrant expects to report a second quarter loss of approximately $966,000 (quarter ended June 30,2001) in addition to the loss of approximately $74,000 reported in the 1st quarter ended March 31 2001.